●4901 Bakers Mill Lane, Richmond, VA 23230
● Timothy J. Mulvaney	● SVP, Chief Accounting Officer	● (804) 420-8584 January 15, 2021

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Attention:       Robert Shapiro

Theresa Brillant

RE:     Lumber Liquidators Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2019

Filed February 25, 2020

Form 10-Q for the Fiscal Quarter Ended September 30, 2020

Filed November 2, 2020

File No. 001-33767

Dear Mr. Shapiro:

On behalf of Lumber Liquidators Holdings, Inc. (the ”Company”), set forth below are the responses of the Company to the comments of the Staff with respect to the above-captioned Form 10-K and Form 10-Q in the letter sent from the Division of Corporate Finance to Nancy Walsh of the Company dated December 21, 2020.

For your convenience, the Company has repeated in bold type the comments exactly as set forth in the December 21, 2020 comment letter. The Company’s response to each comment is set forth immediately below the text of the applicable comment. Unless otherwise indicated capitalized terms have the same meanings as set forth in the Company’s Form 10-K for the year ended December 31, 2019 or the Company’s Form 10-Q for the quarter ended September 30, 2020, as applicable. The Company has endeavored to respond fully to each of the Staff’s comments.

Form 10-K for Fiscal Year Ended December 31, 2019

Note 10: Commitments and Contingencies, page 68

1.   We note that “The Company has been actively resolving various legal and other matters that have arisen in recent years.” Give the volume of ongoing and recently settled litigation, please consider providing a roll-forward of your litigation reserves similar to the schedule required by Rule 12-09 of Regulation S-X.

Response

The Company’s progress to date in resolving these litigation and regulatory issues has largely involved discrete accruals and discrete payments. The Company has made disclosure of these discrete accruals and payments in Note 10 and in Item 3: Legal Proceedings (beginning on page 19), as well as discussing the accruals, payments, and anticipated future payments in the Executive Summary (beginning on page 30) and / or Liquidity and Capital Resources (beginning on page 37) sections of Management’s Discussion and Analysis.

The Company will include roll-forward information in its Form 10-K for 2020, due to the fact that vouchers will begin to be utilized in the settlement of certain liabilities. The Company will ensure that roll-forward includes both cash and voucher information as suggested by the Staff and will continue to do so for quarterly and annual periods while the liability remains material.

Form 10-Q for the Fiscal Quarter Ended September 30, 2020

Other Items

Section 301 Tariffs, page 23

2.   Please quantify the actual and future expected impact of reinstated tariffs on cash flows and operations in your “Section 301 Tariffs” discussion in MD&A Executive Summary. Refer to SEC Release 33-8350.

Response

The Company believes that the disclosures regarding the potential risks related to tariffs included in its Form 10-Q convey the potential for an adverse impact due to the Company’s products that are currently sourced from China. The effect of the Section 301 Tariffs on the period ended September 30, 2020 was not material as the timing of the reinstated tariffs did not cause a significant decrease in cash flow for the quarter and the cost of sales was only minimally affected.

We are not able to forecast the future impact of the tariffs due to: 1) ongoing Company mitigation efforts for which the outcome is uncertain, 2) inventory turnover rates which in 2020 have been affected by COVID, and 3) behavior of consumers and competitors as prices for products adjust based on supply/demand and as consumer preferences shift among product categories impacting both product sourcing and inventory turnover. The Company has disclosed and is taking steps to mitigate the effect of tariffs, but it is still too early to predict the outcome of such measures adopted by the Company. These steps include negotiating lower prices from vendors often citing the tariffs as a reason, sourcing from alternative countries for the same or similar product, and raising prices on products which may or may not be the products on which the tariffs were levied. The Company discloses all of these mitigation factors in the fourth paragraph of the “Section 301 Tariff” section.

The third paragraph of the “Section 301 Tariff” section informs the reader that while the Company begins to pay the tariffs immediately, the impact of the increased tariffs will be more significant in the income statement beginning in the fourth quarter driven by the timing of goods received from suppliers and sales to customers.

Consistent with the fourth paragraph of part III.B.3 of SEC Release No. 33-8350, and as a result of the uncertainties that are noted above, the Company did not have readily available information to make definitive statements as to the future dollar impact of the tariffs. In the first paragraph of the “Section 301 Tariff” the Company did provide quantification information to allow the reader to make estimates of the impact of the tariffs. This paragraph provides information as to percentage of the Company’s merchandise receipts (43%) subject to the Section 301 tariff as well as the Company’s intention to lower those receipts to the “mid-thirties” by year end. This information coupled with tariff rates enable the reader to estimate the impact of the tariffs. The reader can also make his/her own assessment as to how successful the Company’s mitigation efforts may be.

For the Company’s efforts to mitigate the Section 301 Tariffs, there is not a direct correlation to the impact on cash flows and/or profitability. As uncertainties related to these tariffs are resolved and to the extent there are material effects on the cash flows and results of operations of certain periods, the Company will provide disclosure in future filings with respect to those effects.

Form 10-Q for the Fiscal Quarter Ended September 30, 2020

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Gross Profit, page 27

3.   We note that gross profit increased due to lower year-over-year Section 301 tariffs, supply chain efficiency, pricing initiatives, a larger mix of higher-margin manufactured product, and a lower mix of installation sales, offset by higher customer delivery costs from promotions. Please expand your discussion to quantify these factors and further explain their impact on gross profit pursuant to SEC Release No. 33-8350.

Response

The Company acknowledges and agrees that additional quantification could enhance reader understanding of the financial performance. In future filings to the extent that factors are material the Company will provide enhanced disclosure and quantification in order to facilitate that understanding. The categorization and groupings for quantification will be dictated by facts and circumstances particular to the period being explained and be based on how management views similar elements of margin.

The Company believes its characterization of the reasons for the variance gross margin in the Form 10-Q for the period ended September 30, 2020 was quantified and explained. The Company’s disclosure begins, “Gross Margin increased 320 basis points to 39.4% in the third quarter of 2020 from 36.2% in the third quarter of 2019” and continues with the “due to …” language quoted above. In doing so the Company quantified for the reader of the financial statements a gross margin percentage that was not explicitly provided on the face of the statement of operations itself. The Company then provided the reader with analysis as to which sub-elements of gross margin were significant to the year-over-year comparison. Additionally disclosures elsewhere in the document allow a reader of the financial statements to assess changes in product mix (Page 9). The reader can also assess margin of installation sales which is the major element of the Services category on the face of the statement of operations.

If you require additional information or have any questions about this letter, please call me at (804) 317-5345 or email me at tmulvaney@lumberliquidators.com.

Sincerely,

/s/ Timothy J. Mulvaney

Timothy J. Mulvaney
Senior Vice President,
Chief Accounting Officer